August 10, 2016

Pamela Long
Assistant Director
Asia Timmons-Pierce
Staff Attorney
Dale Welcome
Staff Accountant
John Cash
Accounting Branch Chief

Re: **BioCrude Technologies, Inc.**
        Registration Statement on Form S-1
        Filed June 2, 2016
        File No. 333-211774

Dear Ms. Long;

This letter is in response to your comment letter of June 29, 2016.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

None at this time.

2. We note that you are seeking to register 20,000,000 Units where one Unit will consist of one common share. Please identify all of the components of the Units that you are registering. The Units as well as all components of the Units should be listed in the fee table. Revise accordingly.

The Securities offered for sale are defined as "Units", whereby one (1) Unit equals one (1) share of common stock. Due to its singularity in nature, within the context of this filing, the term "Unit" is used interchangeably with the term "common share". The word "units" has been deleted in the registration statement.

3. You use the term Unit and commons stock interchangeably. Please clarify whether your intention is to register 20,000,000 "Units" or just 20,000,000 shares of common stock. To the extent that you intend to register Units, then please identify all components of the Units and you should clearly indicate that the company is offering Units. The prospectus should indicate the price for each Unit. Please revise accordingly.

Our intention is to register 20,000,000 shares of common stock at $1.75 per share. The registration statement has been revised to reflect this change.

Risk Factors, page 6
General

4. We note your disclosure that Mr. Moukas will own approximately 75% of the shares of common stock after this offering. Please include a risk factor that addresses the risk associated with his ability to control the company.

Risk factor including the following added:

Mr. John Moukas, President and CEO, currently possess a significant amount (approximately 75%) of the issued and outstanding shares of common stock directly. Accordingly, Mr. John Moukas will be able to have significant impact on all matters requiring approval by the shareholders of the Company, including the election of all directors and the approval of significant corporate transactions, including a change of control of the Company. Moreover, the Company's success is highly dependent on the abilities of Mr. Moukas' decision making process with regards to the day to day, as well as the significant needs of the on-going concerns of the Company. The Company ("Board") not only acknowledges the need of complimentary experience and intellectual added value within the Waste management and financial milieus, but will solicit and engage with the necessary human resources requisite to fulfil same for the benefit of the on-going concern.

Use of Proceeds, page 10

5. Please provide more detailed information relating to these uses of proceeds and indicate the order of priority for the use of the proceeds from this offering. See Instruction No. 1 to Item 504 of Regulation S-K. In this regard it is unclear how you arrived at the amount of offering expenses shown in the table, which range from $875,000 to $3,500,000, given your disclosure on page 54 that the expenses of the offering are only $34,130, and you do not appear to have engaged a broker or underwriter to whom you would pay any fees or commissions based on the size of the offering.

The Company has not currently engaged a broker or an underwriter, but the use of proceeds were calculated with provisions for commissions to be allotted for third party incentives for the realization of the offering. The estimated total expenses for the offering (immediate costs (Item 1 of Part II) as well as forecasted commissions) are not to exceed 10% of the face value of the offering.

6. We note that you plan to use significant amounts of proceeds for investment in subsidiaries and/or joint ventures and fixed asset purchases. Please expand your disclosure to outline your plans in this regard. Describe the nature of these joint ventures and fixed asset purchases, and any particular projects to which they relate, and describe how allocating proceeds to these purposes fits into your overall plan of operation. Please also identify and disclose the cost of the assets you intend to purchase, and provide the other information required by Instruction 5 to Rule 504 . You may include these disclosures in this Use of Proceeds section, or cross reference to another section of the prospectus such as Business or MD&A, where you may include disclosures responsive to this comment.

The basis upon which the Company operates is to treat each Complex within a country as a standalone entity, either a 100% owned subsidiary of a 50/50 joint venture with the local government entity, that is managed at the macro level by a small group of employees at the corporate level that also oversees the general management of the Company, including the general funding requirements of each Complex. An additional group of employees will be hired to manage the Engineering, Procurement, and Construction ("EPC") details of each Complex. The Procurement of Assets (equipment and material) and Construction (civil works, mechanical, electrical, etc…) will be awarded via direct solicitation or tender.

The primary use of the proceeds from the offering is for investments in subsidiaries and joint ventures. The balance of the funds required to finance the creation and construction of a Complex are planned to originate from financial institutions, mostly from within a country. This financing is secured by the contracts signed by each legal entity that contain sovereign guaranties from the local government for the right to construct and operate the Complex and sovereign guarantees for the payments related to the services provided by the Complex. In exchange for the sovereign guaranties mentioned in item 3 above, the corporate entity will make an investment equal to 10% of the capital expenditures attributed to each Complex.

In certain circumstances the Company will enter into a joint venture agreement with the local government (on a 50% ownership basis for each party) as an inducement to obtaining the sovereign guaranties. In exchange for the reduced participation in the profits for the Complex, the Company charges an upfront fee, payable within 3 months of signing of the definitive contracts.

Additional revenue at the corporate level is derived by charging the Complex for the design of the Complex, procurement and installation of the requisite equipment, and physical construction of the Complex.

Capital asset purchases at the corporate level are expected to be $992,000 in the first year, comprised of office furniture ($280,000), computer hardware and software ($317,000), and leasehold improvements ($395,000).

As recommended, the registration statement has been revised to reflect this change, more particularly, as a note ("Nota Bene") to the Use of Proceeds section.

7. We refer to the second paragraph where you state that "it is anticipated that the proceeds from this offering will fund the Company's operations for approximately 12 months..." We note, however, that your table refers to the use of proceeds for "over 1 year." Please advise or revise your registration statement as appropriate.
Table in the registration statement has been revised to state approximately 12 months.

8. Please tell us the reason the bulleted use of proceeds, at the top of the page, do not appear to agree with the items listed in your table.

The figures presented at the top excluded the December 31, 2015 negative capitalization of $61,023.

9. In your table, the line item "Operational Activities" appears to be an add-back of cash-generated items, based upon projected operations of your company, rather than an item for which the net proceeds of the offering are intended to be used for. Please advise us as to the purpose of this line item or revise your table to delete this line item. To the extent that you require material amounts of other funds, in addition to the net proceeds, to accomplish the purposes you have identified, please clarify the source and amount of such funds . Refer to Item 504 of Regulation S-K for guidance.

Item 504 of Regulation K was reviewed and the following response generated. The intent of this table is to present the consolidated results for the Use of Funds. The "Operational Activities" show the anticipated funding derived from the investments in 5 subsidiaries (revenues derived from EPC (Engineering, Procurement and Construction) activities before becoming actual operational ongoing concerns, producing $16 million in EPC revenue countered by investment from Corp. of $45.8 million) and 2 joint ventures (license fees of $30 million) during the first twelve months, following successful realization of the offering (or increments thereof) as the catalyst to the aforesaid milestones. These fees are estimated based upon estimates which management believes to be conservative.

Capitalization, page 11

10. Since this is a best-efforts, no minimum offering, your capitalization table should not reflect the receipt or application of offering proceeds. Please revise your registration statement as appropriate. Please revise your capitalization table to update the information as of the most recent balance sheet presented in your registration statement.

We have revised the recapitalization table in the registration statement to: 1) remove the offering proceeds; 2) include the information as of the most recent balance sheet.

Dilution, page 12

11. Please revise your dilution tables to update the information as of the most recent balance sheet presented in your registration statement.

The dilution tables have been updated with information of the most recent balance sheet presented in the registration statement.

Description of Business and Property, page 13

12 . Please clarify when the company was formed. We note that your website suggests that the company was formed in 2007. Also, your Form D filed in 2007 states that the company was formed in Nevada in January 2007. However, Exhibit 3.1 Articles of Incorporation states that the company was formed on August 4, 2015 and numerous references in your registration statement state that the company was formed in 2015. Please advise .

The Company

The Company was formed on August 4, 2015 in the State of Nevada, and organized on August 5, 2015.

The Company is authorized to issue up to 75,000,000 shares of common stock at par value $0.001 per share.

An initial subscription of $6,575 was made by Mr. John Moukas to the Company, in return of 6,575 shares of capital stock of same.

The registration statement has been revised to reflect clarity of the aforesaid.

13. Please describe the purpose of the December 29, 2015 and December 15, 2012 transactions with BioCrude Technologies, Inc. (Canada), as well as the nature of the assets purchased. In this regard, we also note that Mr. Moukas appears to have been involved in both of the transactions as a principal shareholder of BioCrude Technologies, Inc. (Canada).

History - BioCrude Technologies, Inc. (Canada) – [BioCrude Canada]

On October 27, 2008, Mr. John Moukas incorporated, under Canadian Laws, BioCrude Technologies, Inc. (Canada).

On December 15, 2012, BioCrude Canada engaged in an "**Agreement for Purchase of Assets and Assumption of Liabilities**" with 9175 1925 Quebec Inc., whereby BioCrude Canada has purchased all of the Assets (including assumption of all liabilities – Outstanding Subscriptions) of 9175 1925 Quebec Inc. under the following purchase terms:

The total price paid by BioCrude Technologies, Inc. (Canada) to 9175 1925 Quebec Inc. for all the assets of same was six hundred seventy five thousand dollars ($675,000.00).

The purchase price paid by BioCrude Canada to acquire the assets of 9175 1925 Quebec Inc. was six hundred seventy five thousand dollars ($675,000.00). BioCrude Canada agreed to assume all of the 9175 1925 Quebec Inc.'s Outstanding Subscriptions, totaling six hundred thirty seven thousand one hundred and twenty five dollars ($637,125.00) plus an amount due to Mr. John Moukas, totaling twenty four thousand six hundred and two dollars ($24,602.00), and to remit to 9175 1925 Quebec Inc. an amount of thirteen thousand two hundred and seventy three dollars ($13,273.00).

Nota Bene

- Mr. John Moukas was 100% stakeholder of 9175 1925 Quebec Inc.
- Mr. John Moukas was 100% stakeholder (39,500,000 common shares) of BioCrude Canada.

Engagement Transaction – By and Between the "Company" and "BioCrude Canada"

On December 29, 2015, the Company engaged in an "**Agreement for Purchase of Assets and Assumption of Liabilities**" with BioCrude Canada, whereby the Company has purchased all of the Assets (including assumption of all liabilities – Outstanding Subscriptions) of BioCrude Canada under the following purchase terms:

The total price paid by the Company to the BioCrude Canada for all the assets of BioCrude Canada was 39,500,000 shares of the Company's capital stock (direction of payment to BioCrude Canada's respective shareholders) and the assumption of the all of the Loans and Convertible Loans of BioCrude Canada, provided that any and all references therein to the rights of the creditors to convert their respective outstanding loan amounts in accordance with the terms of the Convertible Loans and Loans into equity of BioCrude Canada shall be adjusted and amended to reflect these outstanding amounts now be convertible or exchangeable, as the case may be, into the same amount of shares of the Company's common stock, all on the same terms and conditions set out in the respective agreements. The Company is also obligated to execute all of the "Outstanding Subscriptions" assumed, and issue out 669,000 shares of its common stock to the respective Subscribers, respecting the terms, conditions and caveats of the Subscription Agreements, as established, by and between each Subscriber and BioCrude Canada.

Nota Bene:

On October 9, 2015, the Company issued a combined total of 5,129,490 Class "A" Shares of BioCrude Technologies, Inc.'s (Nevada) capital stock as a form of "Gratitude Stock" to 80 beneficiaries (refer to Note 7)

The Company, upon assuming all Loans and Convertible Loans, shall honour any and all terms, conditions, stipulations, caveats, amongst any and all other provisions inherent within the realms of same, and more particularly, the Convertible Loans, if exercised, will be converted at the face value of the stipulations within the contractual engagements.

- Mr. John Moukas owns 38,000,000 common shares of BioCrude Technologies, Inc. (Canada).

- Mrs. Cerasela Tesleanu (spouse of Mr. John Moukas) owns 1,500,000 common shares of BioCrude Technologies, Inc. (Canada) (Mr. John Moukas gifted same to spouse on December 18, 2015 from his original holdings of 39,500,000 common shares).

The registration statement has been revised to reflect clarity of the aforesaid.

14. Please significantly enhance the description of your business. In particular, please elaborate on the nature of your technology that will reform MSW into renewable energy and "marketable end by-products". Please also explain what an "Integrated Municipal Solid Waste to Energy Proposed Complex" is, and what is involved in establishing it. For example, will this require the construction of facilities or equipment?

The provision of municipal solid waste services is a costly and troubling problem for local authorities everywhere. In many cities, service coverage is low, resources are insufficient, and uncontrolled dumping is widespread, with resulting environmental problems. Moreover, substantial inefficiencies are typically observed. Typically worldwide, governmental waste management ordinance, surprisingly enough, encompasses inefficient waste collection, landfilling until over exhaustion, and incineration.

Out of concern for the quality of life of their residents, local municipalities bear primary responsibility for waste management. Municipalities will work with other municipal levels to identify the best collection, transportation, treatment and disposal methods for their respective jurisdictions. This includes identifying suitable sites for municipal or regional waste management facilities and managing and operating collection, transportation and treatment systems. To increase the environmental and economic efficiency of waste management, local municipalities will be responsible for planning waste management infrastructure and systems at the urban community and regional county municipality levels.

Waste management planning, as well as the production of renewable energy resources, are vital issues facing any city or municipality today. Governments at all levels, on a global scale, are allocating large amounts of funding for development of systems to combat this problem. While certain municipalities have some infrastructures in place for waste collection, they have varying degrees of advancement in the implementation of redirection systems for recoverable and reformable waste products. In essence, room for improvement exists for the following:

1. Reduction, and eventually, the elimination of landfilling, as opposed to over exhausting (substituting proposed landfill sites with other forms of development (commercial, industrial, residential, agricultural, and community developments, amongst others – real estate value)).

2. Reduction of Greenhouse Gases, and environmental pollutants with reference to ground and surface water contamination (percolation of contaminated leachate) alongside with the elimination of odours.

3. Further enhanced separation process for MSW, which could prelude to a more optimal recycling program.

4. Procurement of Renewable Energy and Marketable by-products (fertilizer) from the exploitation of the calorific value of the MSW.

Note: Landfilling is <u>NOT</u> a solution, but a deferral of a problem for future generation to handle. In essence, it is what it is; a PRACTICE that has been utilized for the longest period of time! Nothing more!

The myth that landfilling is a cost effective solution is what it is; a myth. There are long term ramifications, especially when the landfills are not proper "**Scientific Landfills**" (environmental implications; rainfall, leachate, percolation, contamination (soil and water table)). Even the fact that if a Scientific Landfill is deployed (with membrane linings) at an astronomical cost (the cost of construction of a Scientific landfill that will host approximately 2,000 TPD of waste for 25 years is approximately 100 MUSD), after a few earth tremors or shifting of land, the membrane cracks, not mentioning the fact that over time, the membrane deteriorates, thus yielding the same negative environmental impacts, only deferred in time.

Another issue to address is the continual use of landfills. As time goes on, and waste is continuously generated by the populous and its activities, more and more landfills have to be created, to a point where a good part of the country will become a cemetery for garbage.

When a need will arise to reclaim back certain land (certain countries like Pakistan, India, Bangladesh, amongst others have already started requesting proposals for same) from being host to a landfill, the cleansing process for reclamation can cost a minimum of 120 USD/m^3 (do the math on a landfill that hosted 1,000 TPD of waste for 25 years, as well as cleansing all other soils to the point of the bedrock, as well as the lateral distance from the perimeter of the landfill).

Remember: the landfill gas (from the organic portion of the MSW) extracted from a landfill is a "**mise en cause**", to landfilling and a onetime event, with the consequence of the balance of the waste left in the landfill. Landfill gas extraction is not 100% efficient, with a certain percentage escaping into the atmosphere and another percentage trapped in pockets of the landfill.

If one was to do a Macro-economic and Cost-Benefit analysis and of same, incorporating all of the aforesaid, especially all of the negative environmental impacts, one would find that a properly engineered solution today outweighs the so-called norm of landfilling by a minimum of 300 to 1 (I did not even incorporate the negative effects to health implications).

Large municipalities and metropolitan regions are encouraged to routinely undertake citywide strategic planning to design and implement integrated solid waste systems that are responsive to dynamic demographic and industrial growth. Strategic planning starts with the formulation of long-term goals based, on the local urban needs, followed by a medium- and short-term action plan to meet these goals. The strategy and action plans should identify a clear set of integrated actions, responsible parties and needed human, physical and financial resources. Opportunities and concepts for private sector involvement are commonly included among the examined options, as the private sector's costs and productivity output require special consideration.

BioCrude, having set as its objective the profitability of the activities issued of this sector, while building business relationships and social implications within the collectivity's / communities that BioCrude is called upon to serve, beyond the environmental and social implications, and beyond the business imperatives, has set as one of its priorities to optimise waste management and treatment thereof, whilst respecting the boundaries of economies, efficiency and adherence to environmental wellbeing initiatives. BioCrude Technologies has been involved in the R&D of Environmental Technologies, both process and product based, whereby it has enhanced and optimized conventional Technology, whereby giving credence to environmental, economic, social and technological well-being, too numerous to mention, and as all can be referenced in its entirety within BioCrude's Integrated MSW-Energy Proposal. Shortlists of the aforesaid well-beings are mentioned herein under:

1. Secure, cost effective long term processing capacity for recyclables and organics.
2. Improvement of effectiveness and efficiency of current waste systems/practices.
3. Elimination of MSW from going to.
4. Creation of Renewable Energy (dependant on the amount of MSW, and calorific value (energy content) of the MSW).
5. Reduction of Greenhouse Gases and other environmental pollutants emitted into the atmosphere.
6. Municipalities do not have to undergo cost of implementation; privatized via BOOT (Build, Own, Operate & Transfer), whereby BioCrude Technologies, Inc. will be lobbying to get the MSW, Land, Sewage treated Effluent and Resale of Electricity Concessions (with Sovereign Guaranties from the Ministry of Finance of the Government in question).
7. Due to the profitability of the proposal, significant savings could be passed onto the Municipalities, to reduce their day to day on going expenses for Municipal Waste Management, for the duration of the BOOT (30 years), of approximately 50%, per annum, via MSW Tipping Fees and the Transport of the MSW to neighbouring cities/provinces (states) and/or countries without forgetting to mention the reduced GHG emissions from the substitution effect of BioCrude's Integrated MSW to Energy proposal from landfilling and/or incineration. This surplus in savings can be used for other municipal social and infrastructural programs.
8. Employment opportunities are created during the EPC (Engineering, Procurement & Construction) phase of the project (a few hundred jobs) and for the day to day operations of the project (approximately 44 jobs per shift per 600 TPD Plant plus 10 persons for administration X 3 shifts per, equating to a total quantum of a minimum of 141 persons).
9. The proposed solution is an integrated MSW management system based on energy recovery that respects the norms of a Clean Design Mechanism (CDM) inherent within the realms of article 12 of the Kyoto Protocol (UNFCCC) or any future proposed legislation regarding same, and qualifies for Carbon Emissions reduction Credits (CER's).

We firmly believe that our products and processes are viable, beneficial, and cost effective ingredients in any Residual (Waste) Management Plans or Systems of implementation. Our technology is easily scalable and can be customized for all individual needs.

To further put things into perspective, I would like to address the following: we are addressing the Municipal Solid Waste (MSW) issues and same is not a homogenous feedstock (cute waste). There are different types of waste (MSW, agricultural, sewage sludge, toxic waste, tires, automotive shredded refuse and medical waste, amongst others). Each type of waste requires a treatment process, tailor made to optimally treat same in an environmentally benign manner. BioCrude's proposal is geared to remedy the Municipal Solid Waste (MSW) generated on a day to day basis.

Understanding the non-homogenous nature and characteristics of the waste, we can define distinct processes to handle the varied categories of waste (MSW can be classified into organics, fuels, recyclables, inerts and others), once segregated with an efficient separation process. BioCrude stands out from the competition in its knowhow, composting and fungal technologies, in order to maximize the outputs of procurement, as well as minimize actual energy inputs with respect to the ongoing concern of MSW-Energy procurement process complex.

Municipal Solid Waste (MSW)

All solid waste generated in an area except industrial and agricultural wastes, typically from residences, commercial or retail establishments. Sometimes includes construction and demolition debris and other special wastes that may enter the municipal waste stream. The EPA (1998c) defined municipal solid waste as "a subset of solid waste and as durable goods (e.g., appliances, tires, and batteries), non-durable goods (e.g., newspapers, books, and magazines), containers and packaging, food wastes, yard trimmings, and miscellaneous organic wastes from residential, commercial and industrial non-process sources.

The MSW can be classified in the following categories:

a) Organics
b) Fuels
c) Recyclables
d) Inerts
e) Miscellaneous

Each category has its own distinct composite classification. To achieve an optimal Waste to Energy procurement, one has to analyze separately the inherent category contributions to energy yield and its correlated technological process of extraction in obtaining same in the most economical sense available; thus, the importance of segregating the MSW into the appropriate categories of distinct feedstock is of principal importance for optimal performance in the treatment of same, by utilizing distinct appropriate technological processes tailor made for each category of the MSW, in juxtaposition to landfilling or incineration (mass-burn).

In BioCrude's MSW-Energy initiative, BioCrude Technologies, Inc. incorporated the following technologies in the "**Integrated Municipal Waste Processing (Waste to Energy) Complex**" in order to optimize the treatment process in an environmentally friendly manner by whilst optimizing the Revenue Model of same, and in turn, pass some of the savings back to the municipalities whilst earning an impressive bottom line in juxtaposition to what the competition has to offer with regards to landfilling and/or incineration:

1. Separation of Waste Facility (Materials Recovery facility- MRF)
2. RDF (Refuse Derived Fuel) Plant in order to handle the fuels of the MSW and produce Energy with an ash by-product
3. Biomethanation Plant in order to handle the organic fraction of the MSW (OFMSW) to produce Energy with a fertilizer by-product
4. Composting Facility (maximum 50 TPD) in order to handle a percentage of the OFMSW alongside with the small particles (plastics, ceramics...) that could not be efficiently separated within the separation process of the MSW (nonorganic constituents in the biomethanation process (plug flow digester) will act as inhibitors and/or dilatants to same). The economies are no longer apparent in Composting facilities surpassing the 50 TPD capacities (land utilization and loss of methane gas into the atmosphere). At this point, the logistics of utilizing biomethanation prevail, vis a vis, economics (undergoing infrastructural investment to benefit from less land requirements as well as the recapture of methane gas for the procurement of renewable energy).
5. Power Plant (with a dual turbine to handle the influx of procured energy from both processes of biomethanation and RDF, whereby the renewable energy from biomethanation can act as a backup for that of RDF, and vice versa, due to the invariability of the calorific value of the MSW (or that of the distinct categories of same), whereby certain discretized feedstocks (category sample of MSW in any system as part of the ongoing process of treatment) have a low calorific value to even sustain self-consumption needs of the distinct processes).

With BioCrude's Integrated MSW to Energy proposal/initiative, BioCrude attempts to service each category of the MSW in order to optimally utilize all renewable resources from same to procure renewable energy and marketable by-products (fertilizer, ash, etc....), ergo, maximizing the exploitation of all renewable marketable by-products, hence optimizing the revenue model, vis a vis, the "Bottom Line" (Profitability).

It is very important to note that the Separation Process (Materials Recovery Facility) of the MSW into the appropriate feedstock categories for each distinct process (organics for biomethanation (as well as for composting), and polymer based hydro-carbons and cellulose based products for RDF (refused derived fuel) process) is of the utmost importance. Failure to do so can lead to complications and inevitable failure of each process in question. Evidence of Success and failure stories (especially with biomethanation plants, whereby the feedstock generated from MSW (organic fraction) had traces of more than 10% of polymer based products and/or inerts, thus inhibiting and/or limiting the viability of same) as can be found all over the world, and each outcome, in essence, can be summarized by Plant Technology Implementation and Feedstock Preparation (do not mix up technology viability with technology implementation and operation).

Nota Bene: With gasification and/or incineration (mass burn), MSW is dumped into the boiler "as is" and combusted at temperatures ranging from $800 - 1200^0C$ (minimum; plasma arc gasification temperatures range from $7,000 - 10,000^0C$). All waste is burned yielding an approximate net yield of energy for reuse (after self-consumption) of $30 - 40\%$. The organic fraction of the MSW (OFMSW) is burned, whereby the fertilizer potential via a biomethanation process (cooking) is substituted for an ash from the gasification/incineration process (es). Let us not even entertain what happens to the methane potential of same via gasification/incineration in lieu of biomethanation; LOST! Bottom line, **"Potential Revenues"** lost and operational costs of gasification/incineration processes are increased dramatically, up to the point where one has to substitute more energy (fuel) in order to sustain continuity of operation and/or to substitute the self-consumption energy requirements of the processes when the varying calorific value of a sample of the waste is deficient for same. One can do their own sensitivity analysis to evaluate same and come to their own conclusions! BioCrude's Integrated MSW-Energy Solution evolves from first principles of Science, Chemistry, Engineering, Economics and Common Sense!

The **Organics** portion of the MSW is treated via a **biomethanation** process, whereby all methane gas is extracted for the eventual realization of renewable energy creation, and a fertilizer procured as an additional by-product, which can be marketed to the agricultural industry.

The **polymer-based** (hydro-carbon chain), cellulose and textiles portion of the MSW will be treated via an **RDF** process (a derivative of gasification, but with the incorporation of a Materials Recovery Facility (MRF) [Separation process], where we have the luxury of operating at lower temperatures $(350 - 400^0C)$ because of the separation of the MSW, i.e. lower temperatures reflects less operational self-consumption, hence more outputs (energy) for resale), whereby the thermal combustion will generate renewable energy and the by-product of ash can be marketed to the construction industry for the following purposes:

- Concrete production, as a substitute material for Portland cement and sand

- Embankments and other structural fills (usually for road construction)

- Grout and Flowable fill production

- Waste stabilization and solidification

- Cement clinkers production - (as a substitute material for clay)

- Mine reclamation

- Stabilization of soft soils

- Road sub base construction

- As Aggregate substitute material (e.g. for brick production)

- Mineral filler in asphaltic concrete

- Agricultural uses: soil amendment, fertilizer, cattle feeders, soil stabilization in stock feed yards, and agricultural stakes

- Loose application on rivers to melt ice

- Loose application on roads and parking lots for ice control

- Other applications include cosmetics, toothpaste, kitchen counter tops, floor and ceiling tiles, bowling balls, flotation devices, stucco, utensils, tool handles, picture frames, auto bodies and boat hulls, cellular concrete, geopolymers, roofing tiles, roofing granules, decking, fireplace mantles, cinder block, PVC pipe, Structural Insulated Panels, house siding and trim, running tracks, blasting grit, recycled plastic lumber, utility poles and cross arms, railway sleepers, highway sound barriers, marine pilings, doors, window frames, scaffolding, sign posts, crypts, columns, railroad ties, vinyl flooring, paving stones, shower stalls, garage doors, park benches,

The fly ash can also be marketed to the agricultural industry for the following purposes:

- It improves permeability status of soil
- Improves fertility status of soil (soil health) / crop yield
- Improves soil texture
- Reduces bulk density of soil
- Improves water holding capacity / porosity
- Optimizes pH value
- Improves soil aeration and reduces crust formation
- Provides micro nutrients like Fe, Zn, Cu, Mo, B, Mn, etc.
- Provides macro nutrients like K, P, Ca, Mg, S etc.
- Works as a part substitute of gypsum for reclamation of saline alkali soil and lime for reclamation of acidic soils
- Surface cover of bio reclaimed vegetated ash pond get stabilized and can be used as recreational park
- Ash ponds provides suitable conditions and essential nutrients for plant growth, helps improve the economic condition of local inhabitants
- Works as a liming agent
- Helps in early maturity of crop & improves the nutritional quality of food crop
- Reduces pest incidence
- Conserves plant nutrients / water

There is a definite market for the fly ash by-product; the industry players in the global market place have to be clearly identified for the realization of commercialization. BioCrude can even offer this ash by-products pro-bono to the industry or landfill, for there is no environmental hazard of same.

The recyclables can be easily sold to the recyclable industry milieu (metals, glass, ceramics, etc...)

The balance of the inerts (Construction and Demolition Debris, gravel, sand, bricks, etc...) can either be landfilled with no negative environmental impacts, or crushed and given to companies specializing in the fabrication of construction materials (if a market is identified, BioCrude can offer them these by-products (crushed or uncrushed).

The registration statement has been revised to reflect the aforesaid.

15. Please also describe your "products, processes and systems" that you refer to on page 21 in MD&A.

See #14 above.

16. We also note that your website suggests that you have been actively engaged in operations for several years, which is inconsistent with disclosures in your registration statement. For example, on page 6 you include a risk factor that you have a limited operating history and you were formed in 2015. Please reconcile these inconsistencies.

BioCrude Technologies, Inc. (Nevada) was incorporated on August 4, 2015. In December 29, 2015, when it acquired the assets and assumed the liabilities of BioCrude Technologies, Inc. (Canada), it also assumed, as part of BioCrude Technologies, Inc. (Canada)'s assets, all of the goodwill established via the various lobbying activity with different governments (countries) world-wide, literature, website, content, contacts/client lists, intellectual property, know-how, etc... . BioCrude Technologies, Inc. (Nevada) has acquired an established base of works, as well as having some of its principal human resources from BioCrude Technologies, Inc. (Canada). This has to be modified in the original declaration (to be phrased as above).

BioCrude Technologies, Inc. (Canada) Web site: http://www.biocrudetech.com ; last modified in 2010. In June 2016, BioCrude has engaged the services of a website programmer to update/create a new website tailor made to BioCrude Technologies, Inc. (Nevada); BioCrude Technologies, Inc. (Nevada) will keep the same domain name. The estimated time frame for completion of the website is 3 to 4 months.

The registration statement has been revised to clarify the perceived inconsistencies.

17. We also note that your website states that you have a divisional office in Bucharest, Romania and that you will be opening an office in New Delhi, India. We also note that your website states that you are in negotiations with Pepsi Co to build a plant model in India. Please revise your disclosures in your registration statement accordingly. Please also file any material agreements related to your activity in India and Romania.

Within certain countries, if an entity wants to pursue certain specialized works, it is recommended that the entity establish a presence within same (establish a corporation with a civic address). This was done with the anticipation that BioCrude Technologies, Inc. (Canada) would be successful in acquiring the Concession agreements from the governmental authorities of Romania. BioCrude was not successful in meeting its objective in Romania and stopped pursuing works in Romania (closed preliminary office) and the corporation became dormant.

Since July 2008, BioCrude Technologies, Inc. has taken the initiative to market and promote its intellectual property and specialized technical expertise throughout the market place, both nationally and globally (we have introduced our technology to Governments and major Conglomerates in the Waste to Energy sector) in over 30 Countries worldwide, whereby BioCrude has successfully opened up dialogue with Governmental Authorities and respectable corporations for near future contractual negotiations.

In December, 2007, Jaipuria Advanced Technologies, Inc. (http://www.jaipuria-group.com and http://www. smvjaipuria.com/waste.php) of India, and BioCrude Technologies, Inc.(Canada), announced their formation of a new division dedicated to Waste Reformation and Energy Procurement for the purpose of pursuing contracts in India. In many areas of the country, waste management and energy shortages are a serious problem. With Jaipuria's construction and large project experience, and with the use of the intellectual property supplied by BioCrude in terms of waste management and production of renewable energy, we have, in January, 2008, submitted a bid, in response to a tender for a Waste to Energy plant (2,000 TPD) in Okhla and Tymarpur, India (we were not the selected candidate) and Indore, India (Collection and Treatment of municipal waste; 600 MT per Day; we were not the selected candidate).

During this time, we have also negotiated with "Pepsi Co India" to build a 50 TPD prototype in the city of Panipat, India, in a strategic joint venture alliance. A few months later, Pepsi Co India's New President/CEO had a change of corporate venue and put aside the Waste to Energy initiative. Ever since then, BioCrude Technologies, Inc. (Canada) decided not to pursue any more works in India.

The registration statement has been revised to reflect the aforesaid.

18. Please tell us your affiliation with Jaipuria Advanced Technologies Inc. Please disclose the material terms of your agreements with Jaipuria Advanced Technologies Inc. Please file any material agreements related to your relationship and activities with Jaipuria Advanced Technologies Inc.

See #17 above.

19. Please disclose the material terms of your Concession Agreements with the country of the Union of Comoros. Please also tell us what consideration you have given to filing your Concession Agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>Terms of Material Agreements</u>

January 2016 – **Concluded Engagements**: Signed Concession Agreements, by and between the Government of Grande Comore and BioCrude Technologies, Inc. for the first Waste to Energy project in the municipality of Moroni, consisting of:

> ➤ **Exclusive** Municipal Solid Waste Concession Agreement, Land Lease Agreement and Supply of Treated Sewage, via BOOT, for the implementation of a 700 TPD Municipal Solid Waste (MSW) to Energy Complex in the city of Moroni, Autonomous Island of Grande Comore, with Sovereign Guarantees endorsing same;

> ➤ Power Purchase Agreement ("**PPA**"), whereby "Le Gestion de l'Eau et de l'Électricité aux Comores (MA-MWE)", Government Power Corporation of the Autonomous Island of Grande Comore, will buy back the procured energy, with Sovereign Guarantees endorsing same.

Refer to Exhibit 10.8 for tabulated Summary of Concession Agreements and Power Purchase Agreement (PPA).

The registration statement has been revised to reflect the aforesaid clarities.

20. We note your disclosure that you excel in the reformation of MSW using your intrinsic intellectual property. Please disclose your intellectual property rights protection. Please include an appropriate risk factor addressing your intellectual property protection on your product.

There is no intellectual property protection as of yet. BioCrude will be filing for certain Intellectual property and know how protection via a patent for "Integrated Municipal Solid Waste to Energy Systems" while developing the Union of Comoros project. In addition to patent applications, the Company will be applying for trademark protection where appropriate.

The registration statement has been revised to reflect the aforesaid.

21. Please provide your website address.

The Company website address is http://www.biocrudetech.com

Regulation and Legislation, page 15

22. We note your disclosure that you intend to have your Integrated Municipal Solid Waste to Energy Complexes implemented across Africa, Asia, the Balkans, the Gulf and North America. We also note your disclosure on page 17 that you have entered into Concession Agreements with the country of the Union of Comoros. To the extent applicable, please revise your disclosure to discuss the effect of any existing or probable government regulation on your business. See Item 101(h)(4)(ix) of Regulation S-K. Please also expand your risk factor on page 7 to address risks related to any existing or probable government regulation on your business.

Under Item 101(h)(4)(ix) the effect of governmental regulation may be: Government regulation could be an intervening issue whilst trying to get the Concession and Power Purchase Agreements with implications related thereto, which may impact/inhibit the Company's success in realizing its milestones in the execution of its proposed MSW to Energy Complex for a particular country (client). Part and parcel of the Company's MSW to Energy proposal submitted to governments is a prefeasibility study of same, which is given to the different divisions of governments, dictating what is required from same with regards to regulation, permits and clearances. The stipulations and provisions for regulations, permits and clearances are absolute (once finalized by BioCrude and the Governmental authorities (with the intervention of technical divisions of same)) within the Concession agreements and signed off on (as well as time delays for granting same from the time BioCrude submits formal plans) by the appropriate divisions of government regulating same ad hoc, i.e. Ministry of Environment (Pollution, water, etc…), Ministry of Energy (Power Corporation; electricity act [auto producer of electricity and transmission), Municipality (MSW Concession, land concession, water concession), Ministry of Finance (Sovereign Guarantees), etc… Once the Concessions are acquired (signed), government regulation risk is dramatically reduced or eliminated.

The registration statement has been revised to reflect the aforesaid disclosures, stipulations and clarifications. Risk factor section is expanded to include additional disclosures.

Employees, page 19

23. We note your disclosure on page 19 that you have no employees. Please disclose how you have been carrying out your business operations in India, Romania and any other location without any employees.

The majority of business activities of BioCrude Canada and the Company have been conducted by Mr. John Moukas and by certain independent contractors on an "as needed" basis. As of present, there are no foreign divisions, other than BioCrude Comoros (which was opened in January, 2016, right after the signing with the governmental authorities of the Grande Comore for the acquired Concession agreements).

In the past, BioCrude Canada did open a Romanian corporation to commence lobbying works (was recommended by the local authorities) in anticipation of establishing a meeting of the minds with the governmental authorities for engagement. Nothing came into fruition and the company was left dormant.

In India, a joint venture engagement was established with the Jaipuria Group of India to pursue works in India (whereby the Jaipuria Group was charged with the finances and BioCrude was responsible for the EPC (engineering, Procurement and Construction) works. We were not successful in acquiring any contracts via the tender process for any of waste management contracts available at the time. Our working relationship has since 2011, been terminated (loss of interest to further pursue works in India).

The Company anticipates that additional employees will be added to it, as well as to its foreign entity (BioCrude Comoros) subject to capacity and need.

24. We note that you paid compensation to Mr. Moukas and Mr. Baran. Please explain to us why you do not consider them employees of the company.

As of present, BioCrude Technologies, Inc. is a company that does not generate any revenues and has limited resources for sustaining itself as an ongoing concern. BioCrude has been, and is, diligent with its available resources. Mr. John Moukas and Mr. Boris Baran, cognizant of the limited resources of the Company, have consulted the company and invoiced accordingly, subject to the financial capacity of the Company.

25. Please describe the purpose for which you use subcontractors.

BioCrude, as described in # 24, is utilizing the services of independent subcontractors on a need, to as needed basis, as opposed to sustaining certain human resources with its limited resources as full time employees. Independent contractors have been used for consulting purposes in legal, financial, technical, copywriting and translations as well as for lobbying services. BioCrude is not currently utilizing any subcontractors nor have any been used on a regular basis in the past.

It is worthwhile noting that in certain circumstances, some independent contractors are remunerated with stock compensation, if an understanding with the independent contractors is established for same. Lobbyists, as part of the Company's governance, are only engaged under the remuneration principle of a success fee (lobbying activities for obtaining concession agreements with governments).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Plan of Operation, page 19

26. Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs.

Plan of Operation revised as below:

With the signing of the Concession Agreements with the country of the Union of the Comoros and the funds raised through this common share offering the Company during the next twelve months will be able to aggressively implement the building of its corporate infrastructure by adding a few key senior managers to oversee the control of the management of the Complexes and the general management of the Company. In addition, technical staff experienced in the management of the Engineering, Procurement, and Construction ("EPC") activities, a key component in the controlling the successful creation of a Complex will also be hired. The anticipated cost for accomplishing this is approximately $8 million.

The crucial factor to the financial success is the rapid successful signing of additional concession agreements. Each such agreement requires an immediate investment in the capital stock of the legal entity created for the purpose of building and subsequently operating the Complex. Additional investments in the capital stock of each Complex totaling ten percent (10%) of the capital expenditure for a given Complex must be made in conjunction with the securing of long-term debt provided by financial institutions (made possible by the sovereign guarantees included in the Concession Agreements). The legal entities created for the Complexes in a given country take a wholly owned subsidiary of a joint venture owned fifty per cent (50%) each by the Company and the local government providing the sovereign guarantee. The Company anticipates the creation of a total of eight (8) subsidiaries and two (2) joint ventures requiring a total of approximately $46 million (note: each joint venture entity requires the upfront payment of a licensing fee on the part of the Company's joint venture partner, partially offsetting the Company's investment in the Complex and providing a portion of the funds required to operate the Company and make further investments in additional Complexes).

The registration statement has been revised to incorporate the aforesaid narrative clarifications.

27. We note statements in MD&A regarding your reputation as a "leader in waste management" and "the North American leader in waste management." As it does not appear that you have engaged in any revenue-generating operations at this point, it appears that these references may overstate your position in the industry. Please revise.

Revised in the registration statement to remove leader language or deleted the references all together.

<u>Liquidity and Capital Resources, page 21</u>

28. You state on page 22 that the "Company's projected capital needs and its projected increase in expenses are based upon the Company's projected acquisition of oil and gas interests over the coming twelve months..." Please clarify for us how your business strategy of transforming solid waste into renewable resources and marketable by-products coincides with the acquisition of oil and gas interests.

Typo revised. It is supposed to be "Municipal Solid Waste, Land and Supply of Treated Effluent Concessions and Power Purchase Agreements (PPA) per facility".

29. Please expand your disclosure to address the potential risks and consequences if you are unable to obtain sufficient proceeds from this offering or any other financing arrangements.

The Company's belief is based on its business model, which in turn is based on assumptions, which may prove to be incorrect. As a result, the Company's financial resources may not be sufficient to satisfy its capital requirements for this period, and may need to raise additional funds. If additional funds are raised through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of the common stock and the Company's shareholders may experience additional dilution. Management cannot be certain that additional financing will be available on favorable terms, when required, if at all. If adequate funds are not available or not available on acceptable terms, the Company may not be able to fund its expansion, promote its brand as desired, take advantage of unanticipated acquisition opportunities, develop or further enhance and/or optimize its products and services or respond to competitive pressures. To the extent that less than $1,000,000 is raised in this Offering, the Company's ability to implement our business plan will be affected as the Company will not have available all of the funds necessary for marketing, development of projects, expanding infrastructure, capital expenditures, acquisitions and other general corporate and working capital purposes.

The registration statement has been revised to further elaborate on the above mentioned disclosures addressing potential risks and consequences should the Company not be unable to obtain sufficient proceeds from this offering or any other financing arrangements.

<u>Our Management, page 23</u>

30. Please revise your disclosure to provide the business experience during the past five years for your directors and executive officer, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary, or other affiliate of you. Refer to Item 401(e) of Regulation S-K.

In reference to Item 401(e) of Regulation S-K, and review thereof, we have modified the registration statement to include the business experience during the past five years for the Company's directors and executive officer, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary, or other affiliate of the Company.

31. We note that your website has Peter Rona identified as a director; Domenico Chiovitti identified as CTO/VP, R&D, and Director; Maria Papas identified as VP, Investor Relations and Director; and Wu Fei Tong is identified as VP International Relations (Asia) and Director. However, your registration statement does not identify these individuals as directors or officers. Please advise.

BioCrude Technologies, Inc.'s (Canada) Web site: http://www.biocrudetech.com was last modified in 2010. The mentioned Directors/officers Peter Rona and Domenico Chiovitti were same of BioCrude Technologies, Inc. (Canada) and are now only advisors to the Board of BioCrude Technologies, Inc. (Nevada).

Maria Papas was VP, Investor Relations and Director of BioCrude Technologies, Inc. (Canada) until 2012 and Wu Fei Tong was VP International Relations (Asia) and Director of BioCrude Technologies, Inc. (Canada) until 2013. As of the end of collaboration with BioCrude Technologies, Inc. (Canada), there has been no affiliation of Maria Papas and Wu Fei Tong with BioCrude Technologies, Inc. (Canada) or BioCrude Technologies, Inc. (Nevada).

As of present, the website has been revised to reflect all current Directors/officers of BioCrude Technologies, Inc. (Nevada). Refer as well to the response of # 21.

32. Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each person identified as a director should serve as a director of the company.

Mr. Moukas is a highly qualified Seasoned Executive offering more than 22 years of Financial Management, Leadership and Controller experience within the financial market and service industries. Mr. Moukas has also spent the last decade in the Waste management milieu, incubating BioCrude Canada from infancy and/or conception to a recognized entity worldwide. He is a results-focused and effectual leader with an ability to turn around financially troubled/distressed companies and to start off new companies from thought inception. Mr. Moukas' talent for proactively identifying and resolving problems, reversing negative sales trends, controlling costs, automating accounting systems and corporate procedures, maximizing productivity and delivering profitability is a definite synergy for BioCrude's incubation into a flourishing on-going concern.

Mr. Baran, in addition to his industrial experience, was also a professor of computer information systems at the John Molson School of Business, Concordia University for some 30 years. Apart from his regular teaching activities, he organized and conducted seminars for the business community. Mr. Baran's personal and business contacts, as well as his acquired marketing and social skills, has honed him the skillset to offer added value to the Company with regards to marketing and public relations. Mr. Baran has participated in the incubation of the Company, as well as BioCrude Canada, from infancy and/or inception.

The registration statement has been revised to further elaborate on the above mentioned disclosures, as well as those mentioned in #30 above, with regards to specific experience, qualifications, attributes or skills that led to the conclusion that each person identified as a director should serve as a director of the company.

33. Please ensure that you provide all of the disclosures required by Item 401 of Regulation S-K including 401(f) of Regulation S-K.

Upon review of Item 401 of Regulation S-K including 401(f) of Regulation S-K, the registration statement has been modified to reflect that none of the officers or directors are disqualified under Rule 401(f).

Security Ownership of Certain Beneficial Owners and Management, page 25

34. We note that page 25 indicates that Mr. Baran acquired his 1,000,000 shares of common stock through "Gifted Stock (GS) – Lender." However, this appears inconsistent with your Summary Compensation Table, which indicates that Mr. Baran received 1,000,000 shares of common stock as part of his compensation in 2015. Please advise.

Mr. Baran received 1,000,000 shares for compensation of services; gifted stock was wrong terminology, and corrected within the registration statement to reflect acquired stock for services rendered. Mr. Boris Baran has also loaned funds to BioCrude Technologies, Inc. (Canada) which has been assumed by BioCrude Technologies, Inc. (Nevada). The loan with Mr. Baran is still outstanding.

Certain Relationships and Related Party Transactions, page 25

35. Please identify the related parties that have convertible debt.

Following are the related party convertible debts:

Name	Nature of Relationship	Transaction Type	Amount of Stock	Amount	Date
Vickie Moukas Mavrigiannakis	Sister to Chairman/CEO majority shareholder	Convertible Loan & Gifted Stock (GS)	2,138,000 + 500,000 (GS)	$ 35,000	August 1, 2014
Mike Mavrigiannakis	Brother in law to Chairman / CEO majority shareholder	Convertible Loan & Gifted Stock (GS)	2,138,000 + 500,000 (GS)	$ 35,000	August 1, 2014

36. Please identify the parties to loans described here. Please disclose the material terms of those loan agreements. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please advise or file as an exhibit to the registration statement a written description of each loan agreement with related parties.

The registration statement has been revised to incorporate the following loan agreements by and between the Company and lenders.

Name	Loan amount (P)	Interest (i)	Due Date	Guarantee	Payment Terms
Boris Baran	$ 40,000	4.00%	December 31, 2016	Unsecured	(P+I) at due date (balloon pmt.) with prepayment option
Chaim (Joshua) Freund	$ 35,000	4.00%	December 31, 2016	Unsecured	(P+I) at due date (balloon pmt.) with prepayment option
David Kirsh	$ 80,000	4.00%	December 31, 2016	Unsecured	(P+I) at due date (balloon pmt.) with prepayment option

Selling Stockholders, page 28

37. Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

All of the selling shareholders acquired their shares in the Exchange Agreement with BioCrude (Canada). Refer to Exhibit A.

Pages 18 through 19 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

38. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

FISMA & OMB Memorandum M-07-16

The registration statement has been revised to incorporate the aforesaid disclosures regarding the name of the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons.

39. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

With regards to Item 507 Of Regulation S-K referencing material relationships with selling security holders, all of the shareholders of the Company were previously shareholders of BioCrude (Canada).

Plan of Distribution, page 30

By Selling Stockholders, page 30

40. We note that it is your intention that your shares will become listed on OTCBB. Please revise, here and on the prospectus cover page, so that it is clear that selling stockholders will sell their shares of common stock at an identified fixed price until such time as your shares are quoted on OTCBB, and thereafter at market prices. We acknowledge that you have also disclosed that your shares might never be quoted on OTCBB.

Fixed price disclosure has been added to the registration statement.

By our Company, page 31

41. Please revise so that it is clear that you will sell your units at an identified fixed price for the duration of the offering.

Fixed price disclosure has been added to the registration statement.

42. Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will your officers solicit the investors through direct mailings and/or through personal contact, how will they identify those who might have an interest in purchasing units? Please provide us supplementally with copies of any materials that your officers intend to use in this regard.

The securities will be offered through personal contacts, phone, internet phone or voice conference. The Company may engage in general solicitation to determine investor interest. There are no materials that our officers intend to use to solicit investors other than this prospectus once effective.

43. Please disclose management's experience in selling securities to investors.

Managements only experience in selling securities to investors are the sales to the BioCrude (Canada) angel investors (friends, families, etc.). As such, none of management is experienced in sales of securities.

Recent Sales of Unregistered Securities, page 54

44. For each sale of unregistered securities during the past three years, please disclose the date sold, amount sold, and aggregate offering price. See Item 701(a) and (c) of Regulation S-K.

All of the issued shares were issued pursuant to the Exchange Agreement with BioCrude (Canada).

45. We note that you filed a Form D on February 6, 2007 and another Form D on June 1, 2016. We note that your disclosure that issuance of shares to investors was exempt from registration pursuant to Regulation D. Please tell us whether you have filed a Form D for these issuances.

The 2007 Form D is not related to the current entity. The June 2016 Form D is to cover the December 2015 Exchange Agreement.

Consolidated Financial Statements, page 35

Note 1 – Organization and Basis of Presentation, page 42

46. Given that that your company was formed on August 4, 2015, please explain to us the reason you have presented financial statements as of, and for the year ended, December 31, 2014, as well as for the three months ended March 31, 2015, which are prior to your date of inception.

The transaction between the Company, BioCrude Technologies, Inc., formed on August 4, 2015, and BioCrude Canada, incorporated on October 27, 2008, is a recapitalization by two entities under common control. For accounting purposes, these two companies are consolidated under generally accepted accounting principles ("GAAP"). Therefore, the financial statements as of, and for the year ended, December 31, 2014, as well as for the three months ended March 31, 2015 for the operating entity, BioCrude Canada, are presented with the equity of BioCrude Technologies, Inc. been recapitalized.

47. In regard to the December 29, 2015 transaction with BioCrude Canada, please:

- **Revise your footnote to clarify, if true, that no assets were received from BioCrude Canada;**
- **Tell us whether you received, as part of the transaction, any of the 39,500,000 shares of BioCrude Canada that were held by John Moukas and Cerasela Tesleanu;**
- **Tell us who held the common shares of BioCrude Technologies on August 5, 2015, the date of inception, and the number of shares outstanding at that date;**
- **Explain why the audited historical financial statements include the accounts of BioCrude Canada for periods prior to the acquisition;**
- **Cite the authoritative literature you used in your determination of the accounting treatment of the transaction.**

We have updated Note 1 to discuss about the December 29, 2015 transaction with BioCrude Canada in details.

On December 29, 2015, the Company has purchased all of the assets of BioCrude Canada, at zero book value, under the following purchase terms. The total price paid by the Company to the BioCrude Canada for all the assets of BioCrude Canada was 39,500,000 shares of the Company's common stock and the assumption of the all of the loans and convertible loans of BioCrude Canada, provided that any and all references therein to the rights of the creditors to convert their respective outstanding loan amounts in accordance with the terms of the convertible loans and loans into equity of BioCrude Canada shall be adjusted and amended to reflect the outstanding amounts convertible or exchangeable, as the case may be, into the same amount of shares of the Company, all with the same terms and conditions set out in the respective agreements. The Company is obligated to execute all of the "Outstanding Subscriptions" assumed, and issue out 674,000 shares of its common stock to the respective subscribers, respecting the terms, conditions and caveats of the Subscription Agreements, as established, by and between each subscriber and BioCrude Canada. For accounting purposes, the transaction between the Company and BioCrude Canada is done by two entities under common control, so for accounting purposes, these two companies are consolidated under generally accepted accounting principles ("GAAP").
39,500,000 shares were issued to John Moukas and he transferred 1,500,000 shares to Cerasela Tesleanu.

All of the common shares, 6,575 shares, issued by the Company on August 5, 2015 (date of Organization) were held by John Moukas.

As described in our response to No.46, the transaction between the Company and BioCrude Canada is a recapitalization by two entities under common control. For accounting purposes, these two companies are consolidated under generally accepted accounting principles ("GAAP"). Therefore, the audited financial statements BioCrude Canada are presented.

We followed ASC 805-50-45-2 to account for the transaction between the Company and BioCrude Canada where the financial statements of the receiving entity, the Company, reports results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.

Note 3 – Summary of Significant Accounting Policies, page 42

Subsequent Events, page 43

48. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a. This comment also applies to your disclosure for the period ended March 31, 2016 on page 50.

We have revised our disclosure in the:

Audited financial statements: The Company has evaluated all transactions from December 31, 2015 through May 31, 2016, the financial statement issuance date for subsequent disclosure consideration.

Interim unaudited financial statements: The Company has evaluated all transactions from March 31, 2016 through August XX, 2016, the financial statement issuance date for subsequent disclosure consideration.

Note 6 – Stockholders' Deficit, page 45

49. We refer to the transaction(s) whereby you issued 5,131,065 shares of common stock for services with a fair value of $3,828,485. Please revise your registration statement to discuss the nature of the transaction(s) and to provide the disclosures required by ASC 505-50-50-1.

We have updated the disclosure to: Also during 2015, the Company issued 5,131,065 shares of common stock to certain third parties and related parties for services. The Company valued these shares using the most recent selling price of the Company's common stock of approximately $0.75 per share and recoded $3,828,485 to stock-based compensation expense.

Exhibits, page 54

Exhibit 5.1

50. When offering Units comprised of underlying securities, the legality opinion must address the legality of the issuance of the Unit itself, in addition to each component. Please provide an opinion that addresses the legality of the Units. See Section II.B.1.h of Staff Legal Bulletin No. 19.

The registration statement has been revised to reflect 1 unit consisting of 1 common share.

Exhibit 10.7

51. We note that Exhibit 10.7 Subscription Agreement indicates that investors will purchase shares of common stock and not Units. Please advise.

The registration statement has been revised to reflect 1 unit consisting of 1 common share.

Very truly yours,

/s/ John Moukas, President
BioCrude Technologies, Inc.